METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com
January 13, 2006
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn:	Carlos Pacho, Senior Assistant Chief Accountant Larry Spirgel, Assistant Director Division of Corporation Finance
Re:	CabelTel International Corporation (Commission File No. 000-08187); Form 10-K/A No. 3 for the fiscal year ended December 31, 2004 filed November 23, 2005
Ladies and Gentlemen:
     On behalf of CabelTel International Corporation, a Nevada corporation (“GBR”) this letter is being filed as a supplemental letter uploaded on the EDGAR system on behalf of GBR in response to a letter of further comments of the Staff of the Securities and Exchange Commission dated December 19, 2005. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.
     This letter and Schedule 1 are being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger
SCM:ag
Enclosures
cc:	Gene S. Bertcher

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated December 19, 2005 with respect to
Form 10-K/A for the year ended December 31, 2004 of
CabelTel International Corporation
Commission File No. 000-08187
     The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated December 19, 2005, with respect to Form 10-K/A Amendment No. 3 to Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2004 of CabelTel International Corporation. For convenience, each comment of the Staff is restated below, with our response noted immediately following each comment. Also included in such response is a letter/page reference to the text in the Form 10-K/A for the fiscal year ended December 31, 2004, as applicable, and/or a reference to the date of supplemental information provided to the Staff. For convenience, in the responses, CabelTel International Corporation is referred to as the “Registrant” or the “Issuer” or the “Company” or “GBR.”
Form 10-K/A for the Fiscal Year Ended December 31, 2004
Amendment No. 3 to Form 10-K for CabelTel International Corporation, page 2
     Comment/Observation No. 1. Please amend this section to include disclosure stating why the CableTEL AD financial statements are included in this filing. Specifically, please disclose that the separate financial statements of CableTEL AD are included in the filing because it is your intention to exchange the preferred shares that were issued for common shares, and upon that exchange transaction occurring, you will record a reverse acquisition with CableTEL AD and their financial statements will be recorded as the accounting acquirer, and therefore are relevant to your investors. We also suggest you add this language to your disclosure on page 9 regarding the acquisition of CableTEL AD along with any other relevant disclosure regarding the pending reverse acquisition accounting.
     Response to Comment/Observation No. 1 ; Page 2 which is an explanation of the amendments made will be revised to make the requested disclosure in an amendment No. 4 to Form 10-K; similarly, the disclosure on page 9 will contain a similar addition in the amendment to be filed.
Liquidity and Capital Resources, page 18
     Comment/Observation No. 2. In future filings, revise your disclosure to comply with Item 303 of Regulation S-K. Please discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures. Refer to Section IV of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
     Response to Comment/Observation No. 2 : Future filings will contain revised disclosure as requested to comply with Item 303 of Regulation S-K including the suggested discussion.
Gain on Sale of Assets, page 21
     Comment/Observation No. 3. Tell us specifically how you accounted for the purchase of Gaywood Oil and Gas, LLC and the gain on sale of assets for $1.2 million when you exchanged your bond for 100% of their business. Tell us why you originally valued the bond at zero.

     Response to Comment/Observation No. 3 : In 2001 the Company sold a 60% interest in a property in California for cash of $14,371,000 and a note for $3,950,000. The terms of the note were that interest and ultimately principal would only be paid from the future cash flow of the property. At the time of the transaction a valuation allowance $3,950,000 or 100% was established for the note. Since 2001 the Company has received sporadic interest payments which have been recorded as interest income when the cash has been received. The valuation allowance of $3,950,000 continued to be maintained until some event dictated a change.
In August 2003 the Company acquired Gaywood Oil and Gas LLC in exchange for the note discussed above. The Company engaged an independent petroleum engineer who established the fair market value of Gaywood Oil and Gas LLC to be approximately $1,200,000. The Company adjusted the valuation reserve to record income of $1,200,000 and established $1,200,000 as the basis for it’s investment in Gaywood Oil and Gas.
Consolidated Statement of Operations, page F-5
     Comment/Observation No. 4. In future filings, please revise to comply with SAB 11B, if applicable.
     Response to Comment/Observation No. 4. In future filings, the Consolidated Statement of Operations will be revised to comply with SAB 11B to the extent applicable.
Note C — Notes Receivable, page F-14
     Comment/Observation No. 5. Tell us how the $4.0 million notes receivable disclosed in this footnote relates to the $856,000 notes receivable on your balance sheet at December 31, 2004. Tell us how you have realized and accounted for deferred gains in the amount of $3.7 million.
     Response to Comment/Observation No. 5. There is no relationship between the $856,000 current note receivable and the non current note receivable reflected in Note C.
     Note C discusses the status of two notes totaling $4,030,000 for which there is an offsetting deferred gain of $3,721,000 for a net of $307,000. The $307,000 is reflected as line item on the balance sheet. To avoid confusion in future filings, we will reflect the caption for Note C as “Non Current Notes Receivable.”
     In 2001 the Company sold a property in Texas for cash of $12,035,000 and a note for $3,200,000. In 2001 the Company sold a property in Idaho for $3,031,000 in cash and a note for $830,000. The total for both notes was $4,030,000. The terms of the notes are that interest and ultimately principal will only be paid from the future cash flow of the property. At the time of the transactions a valuation allowance $3,723,000 was established for the notes.
     Since 2001 the Company has received only sporadic interest payments which have been recorded as interest income when the cash has been received. The valuation allowance of $3,723,000 continues to be monitored and will remain in place until some future event dictates a change
Note G — Affiliated Partnership, page F-16
     Comment/Observation No. 6. Refer to your investment in CREI and tell us your consideration of Rule 3-09 of Regulation S-X. It appears to us that your share in the income (loss) of CREI meets the significant subsidiary test at the 20% level in 2003 and 2002. Further, it appears that the gain resulted from the 56% share of the proceeds received by CREI on its outstanding notes net of partnership expenses should be classified together with your equity in income (loss) in CREI and considered in your calculation of significant subsidiary for purposes of Rule 3-09 of S-X. Please provide your supporting calculation.

     Response to Comment/Observation No. 6. The Company’s investment in CREI did meet the significant subsidiary test at the 10% level (but not at the 20% level) for 2002. CREI did not meet the significant subsidiary test for 2003.
     CREI sold all of it’s operating properties in 2002. At December 31, 2002 the partnerships remaining assets were primarily notes receivable from the property sales. In 2003 and 2004 the only significant activity was the accruing of interest on the notes and ultimately the collection of the notes.
     CIC’s 2004 Form 10-K/A will be amended to include the appropriate unaudited condensed financial statements of CREI for 2002 in order to meet the requirements of Rule 3-09 of Regulation S-X.
Supporting calculations are as follows:

	2003	2002
CIC Consolidated net income (loss)
Fiscal year ended 12/31/98	—	(10,357,000)
Fiscal year ended 12/31/99	790,000	790,000
Fiscal year ended 12/31/00	(10,115,000)	(10,115,000)
Fiscal year ended 12/31/01	9,559,000	9,559,000
Fiscal year ended 12/31/02	(2,724,000)	(2,724,000)
Fiscal year ended 12/31/03	617,000	—

Five year average (ignoring loss years for 2003)	2,069,800	2,569,400

Current year 10% lower than five year average	Yes	No

CIC’s equity in income of CREI
Operations	132,000	(692,000)
Gain on sale of assets	—	740,000

	132,000	48,000
Deferred gain arising in 2002	—	492,000

	$132,000	$540,000

Significant subsidiary percentage	6.38%	19.48%
     Comment/Observation No. 7. In future filings revise to present your equity in earnings (loss) of partnerships and other unconsolidated subsidiaries in accordance with Rule 5-03-13 of Regulation S-X.
     Response to Comment/Observation No. 7. In future filings, the applicable Note covering Affiliated Partnerships will be so revised.
Financial statements of CableTEL AD
Note B — Sale of duct, page F-30
     Comment/Observation No. 8. Tell us specifically what is included in your sale of duct, and your accounting policy.
     Response to Comment/Observation No. 8. The Company is constructing a data and voice network (“the backbone”) in Bulgaria. Once completed, the backbone will be comprised of three separate ducts housing fiber optic cable. The Company entered into an agreement to sell one of the ducts. The backbone is not complete, but the Company is recognizing revenue from the sale of the duct as backbone segments become operational. It is at this point that the buyer derives economic benefit, the risks of ownership have transferred and the revenue can be reasonably measured. At December 31, 2004, the segment from Sofia to Plovdiv had been completed and the buyer was using the duct. The gain from the sale of that portion of the duct of $802,000 shown in the accompanying income statement results from revenues of $1,599,000 less the construction cost of that segment of $799,000.
Note M — Other income (expense), page F-38
     Comment/Observation No. 9. Tell us about your accounting policy for program rights fee income.
     Response to Comment/Observation No. 9. Program rights fee income relates to the sale by the Company of the rights to broadcast certain television shows for a specified period to other cable operators. The Company records revenue on a straight-line basis over the life of the contract to broadcast a specific show. This revenue was insignificant in 2004 and is expected to be insignificant in future years.
Note R — Commitments and Contingencies
Contract with an International Carrier, page F-43
     Comment/Observation No. 10. Tell us specifically why your legal advisors believe the contract with this carrier can be terminated and the loss of approximately $1.4 million does not need to be accrued.
     Response to Comment/Observation No. 10. The agreement the Company entered into has a clause (Article 19.1) that allows the Company to terminate the contract without penalty, therefore the possible loss of $1.4 million can be averted at anytime by the Company by terminating the agreement. The Company has terminated the agreement and incurred no penalties or losses from the agreement. According to legal counsel there was no basis for accruing any loss at the time the contract was signed.
Form 10-Q for the Fiscal Quarter ended September 30, 2005
General
     Comment/Observation No. 11. Please comply with all of the applicable comments above.
     Response to Comment/Observation No. 11. Where applicable Form 10-Q for the fiscal quarter ended September 30, 2005 will be amended to comply with the above comments.

CABELTEL INTERNATIONAL CORPORATION
ACKNOWLEDGMENT
     The undersigned, on behalf of CabelTel International Corporation, a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated December 19, 2005, do hereby acknowledge on behalf of the Company that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned have executed this Acknowledgment on and as of the 12th day of January, 2006.

CABELTEL INTERNATIONAL CORPORATION
By:	/s/ Gene S. Bertcher
Gene S. Bertcher, President